ORBIS

04036035

Warszawa , 2004-07-27

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 0 4 2004
WASH, D.C. 155 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 28/2004.
Best regards

Krzysztof Gerula

I Vice President

dlw 8/5

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

Current report no 28/2004

Draft resolution regarding item 4 of the agenda of the Extraordinary General Assembly of Shareholders on August 3, 2004:

Resolution no 1
concerning changes in the membership of the Supervisory Board

Acting by virtue of Article 385 § 1 and 386 § 2 in conjunction with Article 369 § 3 and 5 of Commercial Companies' and Partnerships Code and § 16 sections 1 and 2 of "Orbis" S.A. Statutes, it is hereby decided as follows:

§ 1

The General Assembly of Shareholders hereby acknowledges the resignation of Mr. Christopher Voutsinas from his function of a member of the Supervisory Board as of July 13, 2004.

§ 2
In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of "Orbis" S.A. Supervisory Board, the General Assembly of Shareholders appoints Mr./ Mrs. .... as member of the Supervisory Board during the Board' sixth term of office.

§ 3
The resolution was adopted by secret ballot with .... votes cast in favor of the resolution, and .... votes cast against (no votes against), while .... members sustained from voting.

§ 4
The resolution shall come into force as of the date of its adoption.